UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2, 31, 32 and 33)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 West Sahara Ave,

Las Vegas, Nevada 89102

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,720,016

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,720,016

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,735,518

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,735,518

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,863

	8.	Shared Voting Power 3,842,094

	9.	Sole Dispositive Power 41,863

	10.	Shared Dispositive Power 3,842,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,464

	8.	Shared Voting Power 3,842,094

	9.	Sole Dispositive Power 2,464

	10.	Shared Dispositive Power 3,842,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fertitta Colony Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,341,955

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fertitta Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,341,955

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”), (3) each of the Schedules 13D originally filed by Blake L. Sartini (“Mr. Sartini”) and Delise F. Sartini (“Mrs. Sartini”) on June 10, 1993, and all amendments thereto (collectively, the “Sartini Schedules 13D”), (4) the Schedule 13D originally filed by Fertitta Colony Partners LLC, a Nevada limited liability company (“FCP”) on February 23, 2007 (the “FCP Schedule 13D”) and (5) the Schedule 13D originally filed by Fertitta Partners LLC, a Nevada limited liability company (“Fertitta Partners”) on October 18, 2007 (the “Fertitta Partners Schedule 13D”).  Each of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. and Mrs. Sartini, FCP and Fertitta Partners is a Reporting Person hereunder (together, the “Reporting Persons”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D, the FCP Schedule 13D, the Fertitta Partners Schedule 13D or any amendment thereto.  Capitalized terms used but not defined in this Schedule 13D shall have the meanings ascribed thereto in the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D, the FCP Schedule 13D or the Fertitta Partners 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

FCP entered into a Third Amended and Restated Financing Commitment Letter with Deutsche Bank Trust Company Americas, Deutsche Bank Securities, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (the “Revolver Debt Commitment Letter”) and FCP and Fertitta Partners entered into a Third Amended and Restated (CMBS) Financing Commitment Letter with Deutsche Bank AG, New York Branch, German American Capital Corporation and JPMorgan Chase Bank, N.A. (the “CMBS Debt Commitment Letter”), dated as of October 15, 2007 (the “Revolver Debt Commitment Letter” together with the “CMBS Debt Commitment Letter,” the “Debt Commitment Letters”).  The Debt Commitment Letters are attached hereto as Exhibits 7.24 and 7.25 and incorporated by reference in their entirety into this Item 3.

The information set forth in this Item 3 shall be deemed to supplement Item 3 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D, the FCP Schedule 13D and the Fertitta Partners Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

As previously disclosed, on February 23, 2007, FCP, FCP Acquisition Sub, a Nevada corporation and a wholly-owned subsidiary of FCP (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger, dated as of February 23, 2007, as amended by the Amendment to Agreement and Plan of Merger, dated as of May 4, 2007 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Issuer and as a result the Issuer will continue as the surviving corporation (the “Surviving Corporation”).

Among other things, the merger will result in a change in the present board of directors of the Issuer (the “Board”) and a change in the Issuer’s charter and bylaws following the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”).  Pursuant to an Equityholders Agreement of the Issuer, FCP and Fertitta Partners (the “Equityholders Agreement”) to be entered into by the Reporting Persons, among others, upon the closing of the Transactions, the Surviving Corporation’s Board will consist of up to five directors, to be appointed by Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Thomas J. Barrack, Jr., his successor or the designee of such successor.  In addition, Lee S. Isgur, Lowell H. Lebermann, Jr., Robert E. Lewis and Dr. James E. Nave, D.V.M., who comprise all of the independent directors of the Board, will resign as Board members at the closing of the Transactions.

Following the closing of the Transactions, Mr. Frank Fertitta and Mr. Lorenzo Fertitta will remain directors of the Issuer and Thomas J. Barrack, Jr. shall be appointed as a director of the Surviving Corporation in accordance with the Equityholders Agreement, such that the Board of the Surviving Corporation shall consist initially of Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Thomas J. Barrack, Jr.  This summary of the Equityholders Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Equityholders Agreement which is attached hereto as Exhibit 7.26 and incorporated by reference in its entirety into this Item 4.

Furthermore, in accordance with the Merger Agreement, upon the closing of the Transactions, the charter and bylaws of Merger Sub, which will be amended and restated immediately prior to the closing of the Transactions, will become the Articles of Organization and Bylaws of the Surviving Corporation.  Forms of the Amended and Restated Articles of Organization and the Amended and Restated Bylaws of Merger Sub to be in effect immediately prior to the closing of the Transactions are attached hereto as Exhibits 7.27 and 7.28 and incorporated by reference in their entirety into this Item 4.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D, the FCP Schedule 13D and the Fertitta Partners Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The respective percentages set forth below are based on 56,036,298 shares of Station Common Stock outstanding as of September 30, 2007.

Mr. Frank Fertitta has direct beneficial ownership of 5,720,016 shares of Station Common Stock representing approximately 10.2% of the outstanding Station Common Stock.

Mr. Lorenzo Fertitta has direct beneficial ownership of 5,735,518 shares of Station Common Stock representing approximately 10.2% of the outstanding Station Common Stock.

Mr. Sartini has direct beneficial ownership of 3,883,957 shares of Station Common Stock representing approximately 6.9% of the outstanding Station Common Stock.

Mrs. Sartini has direct beneficial ownership of 3,844,558 shares of Station Common Stock representing approximately 6.9% of the outstanding Station Common Stock.

By virtue of the Voting Agreement described in Item 4 above, FCP may be deemed to beneficially own an aggregate of 15,341,955 shares of Station Common Stock representing approximately 27.4% of the outstanding Station Common Stock.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own the Station Common Stock beneficially owned by the members of the group as a whole.  As of October 18, 2007, the Reporting Persons beneficially owned in the aggregate 15,341,955 shares of Station Common Stock, which represents approximately 27.4% of the outstanding Station Common Stock.

In addition, as a result of the transaction described in Item 4 above, the Reporting Persons and affiliates of FC Investor may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Exchange Act.  The Reporting Persons disclaim beneficial ownership of any Station Common Stock that may be owned by FC Investor or its affiliates.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in Station Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

This Item 5 shall be deemed to amend and restate Item 5 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D, the FCP Schedule 13D and the Fertitta Partners Schedule 13D in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.01	Joint Filing Agreement by and among Mr. Frank Fertitta, Mr. Lorenzo J. Fertitta, Mr. and Mrs. Sartini, FCP and Fertitta Partners, dated as of October 18, 2007.
Exhibit 7.24

Third Amended and Restated Financing Commitment Letter, dated October 15, 2007, from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. to FCP.

Exhibit 7.25

Third Amended and Restated (CMBS) Financing Commitment Letter, dated October 15, 2007, from Deutsche Bank AG, New York Branch, German American Capital Corporation and JPMorgan Chase Bank, N.A. to FCP and Fertitta Partners.

Exhibit 7.26	Form of Equityholders Agreement of Station, FCP and Fertitta Partners.
Exhibit 7.27	Form of Amended and Restated Articles of Organization of Merger Sub.
Exhibit 7.28	Form of Amended and Restated Bylaws of Merger Sub.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

	By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

	By:	/s/ Lorenzo J. Fertitta
Name: Lorenzo J. Fertitta

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

	By:	/s/ Blake L. Sartini
Name: Blake L. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

	By:	/s/ Delise F. Sartini
Name: Delise F. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

FERTITTA COLONY PARTNERS LLC

	By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III
Title: Authorized Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

FERTITTA PARTNERS LLC

	By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III
Title: Authorized Member